EXHIBIT (c)(v)

Report entitled “State Budget 2014-15 Mid Year Fiscal and Economic Review”

Queensland Treasury and Trade

State Budget 2014-15

Mid Year Fiscal and Economic Review

Great state. Great opportunity.
And a plan for the future.
Queensland Government

Queensland Treasury and Trade

1.	Overview

The 2014-15 Mid Year Fiscal and Economic Review (MYFER) demonstrates the benefits of the Government’s continuing expenditure discipline, with fiscal surpluses projected from 2015-16 onwards, despite further write-downs in revenue forecasts. However, the outlook for relatively modest revenue growth, and the risks to the revenue outlook, indicate the need for ongoing control of spending.

Projected debt levels have been revised down since the 2014-15 Budget, reflecting the tight expenditure control, and lower than estimated debt levels in 2013-14. However, debt continues to increase in each year beyond 2013-14 and remains substantially higher than in other states.

The Government’s Strongest and Smartest Choice Final Plan to reduce this debt anticipates proceeds of $37 billion associated with the lease of certain electricity, port and water assets. The plan proposes that $25 billion of this amount be utilised to reduce State debt, with $8.6 billion to be allocated to fund the Strong Choices Future Investment Program and $3.4 billion to fund the Strong Choices Cost of Living Fund. The Government’s plan is contingent on receiving a mandate at the next State election. Accordingly, the plan has not been incorporated into the 2014-15 MYFER.

2.	Budget context

As the Independent Queensland Commission of Audit found in its Interim Report in June 2012, Queensland’s debt levels were low and stable up until 2006-07, with the majority of the State’s debt held by Government owned corporations. Between 2006-07 and 2013-14, General Government sector debt increased from $2.3 billion to $41.4 billion, as shown in Chart 1.

Chart 1: Queensland’s debt, 2001-02 to 2017-18

Source: Queensland Report on State Finances until 2013-14. 2014-15 onwards are MYFER projections.

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The driver of the debt increases has been the accumulation of fiscal deficits, as shown in Chart 2.

Chart 2: General Government fiscal balance

Source: Queensland Report on State Finances until 2013-14. 2014-15 onwards are MYFER projections.

In response to the rapid deterioration in Queensland’s debt and deficit position, the Government implemented a new fiscal strategy in the 2012-13 Budget and has undertaken significant fiscal repair measures. These measures totalled $7.8 billion over the 2012-13 to 2015-16 period ($6.9 billion since the Government came to power, including those in the 2014-15 MYFER).

As a result of these measures, and associated expenditure control, 2013-14 represented the smallest fiscal deficit since 2006-07. A deficit of a similar magnitude is forecast in 2014-15, with fiscal surpluses projected from 2015-16 onwards.

The return to surplus in 2015-16 is projected despite reductions in key revenue sources of $5.9 billion in underlying terms, over the period 2012-13 to 2015-16, since the 2012-13 Budget.

Effective control of expenditure is a critical element of fiscal repair, especially in an environment of subdued revenue growth. Actual expenses in the General Government sector in 2013-14 were $198 million lower than in 2012-13. While controlling expenses growth, productivity improvements have allowed for the delivery of enhanced services.

This is the first decline in expenses since accrual accounting commenced in 1998-99 and contrasts with average expenses growth of 8.9% per annum in the decade to 2011-12, as shown in Chart 3. A fall in actual employee expenses in 2013-14 of 1.7% (or $313 million) has made a major contribution to this outcome, and contrasts with average employee expenses growth of 8.6% per annum in the decade to 2011-12.

Chart 3: Average General Government expense growth

Source: Queensland Treasury and Trade.

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Queensland Treasury and Trade

The Government’s fiscal principles, especially achieving and maintaining a General Government sector fiscal balance, and stabilising then significantly reducing debt, have provided a clear focus and objective for policy.

The 2014-15 MYFER consolidates fiscal repair, and demonstrates that announced measures are showing results, albeit under the burden of high levels of debt. Chart 4 shows the improvement in the General Government fiscal balance over the period 2012-13 to 2015-16 attributable to fiscal repair measures implemented by the Government.

Chart 4: Improvement in fiscal balance with Government measures

Source: Queensland Treasury and Trade.

Net measures since the election in March 2012 are delivering savings of around $6.9 billion in the General Government sector over the period 2012-13 to 2015-16. These measures, in combination with ongoing expenditure control, have resulted in Non-financial Public sector (NFPS) borrowings at 30 June 2016 being projected to be $11.6 billion lower than the comparable estimate in the Independent Commission of Audit’s Interim Report, as shown in Table 1.

Table 1: Non-financial Public sector – revisions to gross borrowings
	2013-14 $ million	2014-15 $ million	2015-16 $ million
CoA Interim Report[1]	82,293	86,326	89,838
2014-15 Budget	76,123	79,956	80,619
2014-15 MYFER[2]	72,716	77,553	78,241
Reduction since CoA	9,577	8,773	11,597

Notes:

1.    Independent Commission of Audit (CoA) Interim Report borrowing numbers have been adjusted to ensure comparability with the 2014-15 Budget and MYFER.

2.    2013-14 figure is as per the 2013-14 Outcomes Report.

The improvement in the 2013-14 outcome provides a positive base effect, which means that General Government borrowings are now expected to remain lower than projected in the 2014-15 Budget, despite the 2014-15 MYFER projecting a small deterioration in the fiscal balance across the forward estimates.

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Although debt is forecast to grow slowly over the forward estimates, a significant reduction in debt level is not projected under current policy settings. Consequently, as shown in Charts 5 and 6, Queensland currently has, and will continue to have, considerably more debt than its peers, again noting that these projections do not incorporate the Government’s Strongest and Smartest Choice Final Plan.

Chart 5: Interstate comparison of debt to revenue ratios1

Note:

1. Borrowings divided by total revenue (NFPS).

Source: ABS 5512.0, Report on State Finances and latest Budget Updates.

Chart 6: Borrowings per capita at 30 June 2014

Source: State 2013-14 Final Budget Outcomes – NFPS borrowings. Population from ABS 3101.0.

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Queensland Treasury and Trade

3.	Economic overview

Many of the risks to the Queensland economic outlook identified in the 2014-15 Budget have materialised over the second half of 2014. In particular, the growth outlook in major advanced economies has weakened and commodity prices have fallen, constraining household income and spending growth and tempering the expected recovery in labour market conditions.

The Queensland economy is in a period of transition, as construction of the large liquefied natural gas (LNG) projects nears completion ahead of the production and export phase. While there continues to be a significant amount of investment in these projects, the level has begun to decline, detracting from growth. Reflecting these domestic and global trends, economic growth in Queensland slowed to 2.3% in 2013-14, slightly below the national average, following two consecutive years of stronger growth (Chart 7).

The Queensland economy is forecast to grow by 2 1⁄2% in 2014-15, strengthening to 5 3⁄4% in 2015-16. This compares to Commonwealth Treasury forecasts for national growth of 2 1⁄2% for 2014-15 and 3% for 2015-16 in the 2014-15 Mid Year Economic and Fiscal Outlook. Based on the latest state government publications, as at 17 December 2014, Queensland is expected to have the fastest growing state economy in 2015-16.

While the recovery in dwelling investment in Queensland is expected to be broadly in line with that forecast in the 2014-15 Budget, household consumption growth is now likely to be softer. Resources and agricultural exports are also expected to be weaker than at Budget time, the latter reflecting the impact of the ongoing drought. A slowdown in population growth is a further restraint on overall growth.

Consistent with the outlook in the 2014-15 Budget, the resources sector is shifting from the investment phase towards the export phase. For three years, business investment has been boosted by capital investment in LNG projects, totalling more than $60 billion. With investment having peaked in 2013, other sectors of the economy, especially exports, will increasingly contribute to growth in coming years.

Chart 7: Real economic growth1, Queensland and Australia (annual percentage change)

Note:

1. CVM, 2012-13 reference year. 2014-15 and 2015-16 are forecasts.

Source: ABS 5220.0; Queensland Treasury and Trade, Australian Treasury 2014-15 MYEFO.

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3.1	International conditions

The growth outlook for Queensland’s major trading partners for 2014 and 2015 has softened slightly since the 2014-15 Budget, to be 3.5% and 3.9% respectively. This compares to an average annual rate of growth of 4.8% over the decade to 2007, the year before the onset of the GFC. As shown in Table 2, the main reason for this revision is lower growth in the major advanced economies of Japan, Europe and the US in 2014, and non-Japan Asia.

Table 2: Queensland’s major trading partner GDP forecasts[1]
	2013	2014		2015
	Estimate %	Budget %	Current %	Budget %	Current %
Non-Japan Asia[2]	5.0	5.3	5.2	5.5	5.4
China	7.7	7.3	7.3	7.2	7.0
India	4.7	5.4	5.6	6.0	6.3
Japan	1.5	1.3	0.3	1.3	1.2
Europe[3]	0.1	1.6	1.3	1.7	1.6
US	2.2	2.5	2.3	3.1	3.0
Total	3.5	3.8	3.5	4.0	3.9

Notes:

1.    Country weights have been updated since the 2014-15 budget, now based on average export values for the five year period to June 2014.

2.    Includes New Zealand. Note that forecasts for India are based on India’s fiscal year (starting April 1).

3.    Includes United Kingdom.

Source: Queensland Treasury and Trade; Consensus Economics.

As the global outlook has softened, commodity prices have fallen during 2014. The fall in oil prices since mid-2014 will be reflected in lower prices for LNG exports (which are directly linked to oil prices). While the Australian dollar (A$) has depreciated during 2014, this has not matched the fall in commodity prices, resulting in constrained growth in domestic income and profits from exports.

3.2	Queensland conditions

Changes in international conditions have, in turn, led to slower growth in household income and consumption. In 2013-14, household consumption grew by 2.2% compared with an historical average of 4.2%. Continued modest income growth and ongoing consumer caution are likely to see household consumption grow more slowly in 2014-15 and 2015-16 than expected at Budget. With household consumption accounting for more than half of gross state product (GSP), this will have a material impact on overall economic growth.

Dwelling investment grew by 4.5% in 2013-14, after six consecutive years of decline. Growth in 2014-15 and 2015-16 is likely to be similar to the Budget forecasts, with favourable yields relative to Sydney and Melbourne and continued low borrowing costs encouraging strong investment in medium to high density dwellings. Residential property prices in Brisbane have recovered to be 4.2% above their last peak in June 2010, however, the rate of price increases has been moderate.

As a result, incentives for participants to enter the owner-occupier market - to avoid increases in prices - are not as strong as in episodes in the previous decade and so investment growth in this segment of the market is expected to be more modest.

Construction of the three large CSG-to-LNG projects is reaching completion and low commodity prices have meant that no significant new projects have commenced elsewhere in the resources sector. As a result, resources investment will continue to fall over the forecast period. Growth in non-resources investment is anticipated to gradually strengthen from 2014-15, but not enough to prevent further falls in total business investment.

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Queensland Treasury and Trade

3.3	Overseas exports

Coal prices are forecast to be lower than expected at the time of the 2014-15 Budget, as weaker than expected global growth has adversely affected coal prices in 2014. Prices are forecast to remain subdued in the near term, before recovering somewhat in the medium term in line with expected improvements in global economic growth. Coal export volumes are forecast to increase at a softer pace than previously expected due, in part, to a reduction in exports to China as its government addresses pollution concerns.

Base metal exports are forecast to be somewhat lower than expected in the 2014-15 Budget due to the impact on output of lower than expected mine grades.

The ramp up in LNG production will drive a surge in overseas exports in 2015-16. However, the recent slump in oil prices and delays in production have lowered expected LNG export values relative to Budget over the forecast period.

After posting a strong rebound of 13.3% in 2012-13, overseas tourist nights remained at elevated levels in 2013-14. Overseas tourism exports are expected to grow, supported by the easing in the A$ and increasing popularity of overseas travel by Chinese tourists. Exports of education services are also expected to continue to pick up over the forecast period.

3.4	Labour market

With the outcomes and forecasts of overall economic growth now below those published in the 2014-15 Budget, the pace of recovery in the labour market will also be weaker than previously expected.

Employment conditions are still expected to continue to improve in the remainder of 2014-15, although the extent of improvement is unlikely to be strong enough to achieve the Budget forecasts. Year-average employment growth is now expected to be around 1 1⁄2% in 2014-15 and 1 3⁄4% in 2015-16.

Recent labour market data have also revealed a lower than expected labour force participation rate, although not enough to prevent the forecast year-average unemployment rate in 2014-15 and 2015-16 being higher than in the Budget.

Chart 8: Queensland labour market1

Note:

1. 2014-15 and 2015-16 are forecasts.

Source: ABS 6202.0; Queensland Treasury and Trade.

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Reflecting the overall softer economic conditions, forecasts for wages growth have also been revised down since the Budget, while the  1⁄4 percentage point reduction in inflation in 2014-15 reflects the removal of the carbon tax.

Table 3 shows the MYFER forecasts for key economic variables in 2014-15 and 2015-16, compared with Budget forecasts.

Table 3: Economic forecasts, Queensland (year average, original terms)
	2013-14	2014-15		2015-16
Parameter	Outcome	Budget	MYFER	Budget	MYFER
Real GSP	2.3	3	2 1⁄2	6	5 3⁄4
Employment	1.8	2	1 1⁄2	2 1⁄4	1 3⁄4
Unemployment rate	6.0	6	6 1⁄4	5 3⁄4	6
CPI	2.8	2 3⁄4	2 1⁄2	2 1⁄2	2 1⁄2
Wage Price Index	2.6	3	2 1⁄2	3 1⁄4	3
Population[1]	1 3⁄4	2	1 3⁄4	2	1 3⁄4

Note:

1.    Population growth in 2013-14 is the Budget forecast, as June quarter 2014 data were not available at the time of printing.

Source: ABS 3101.0, 5220.0, 6202.0, 6345.0, 6401.0, and Queensland Treasury and Trade.

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Queensland Treasury and Trade

4.	Fiscal overview

Table 4: General Government sector – key financial aggregates[1]
	2013-14	2014-15	2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Revenue	46,734	50,120	49,149	52,951	54,510	56,270
Expenses	46,115	49,933	49,213	49,873	51,390	53,259
Net operating balance	619	188	(64)	3,078	3,120	3,011
Fiscal balance	(2,581)	(2,271)	(2,842)	331	216	634
Gross Borrowing (NFPS)[2]	72,716	79,956	77,553	78,241	78,840	79,792
Notes: 1. Numbers may not add due to rounding. 2. NFPS: Non-financial Public sector.

4.1	Fiscal balance

The 2013-14 fiscal balance improved by $3.502 billion from the estimated actual included in the 2014-15 Budget. This improvement reflected revenue being $1.883 billion higher than estimated, primarily associated with the Australian Government providing a $1.5 billion prepayment of Natural Disaster Relief and Recovery Arrangements (NDRRA) funding. In addition, expenses were $1.034 billion lower than estimated in the 2014-15 Budget, while capital purchases were $312 million lower.

The General Government fiscal balance expected for 2014-15 is a deficit of $2.842 billion compared to a forecast deficit of $2.271 billion at the time of the 2014-15 Budget. The deterioration in the 2014-15 fiscal balance position primarily reflects the change in timing of NDRRA funding from 2014-15 to 2013-14, and the consequent mismatch with NDRRA expenditure.

The forecast General Government sector fiscal balances are expected to be weaker than published in the 2014-15 Budget, but nevertheless remain on track to return to surpluses in 2015-16 and the further two years of the forward estimates period. Table 5 provides a breakdown of the movements in the net operating and fiscal balances since the 2014-15 Budget.

Table 5: Reconciliation of net operating balance and fiscal balance, 2014-15 Budget to 2014-15 MYFER[1]
	2014-15	2015-16	2016-17	2017-18
	$ million	$ million	$ million	$ million
Net Operating Balance
2014-15 Budget net operating balance	188	3,188	3,534	2,968
Taxation revisions	143	(52)	(170)	(294)
Royalty revisions	(340)	(464)	(461)	(185)
Natural disaster revisions	(1,233)	(168)	(417)	-
Net flows from PNFC and PFC entities	301	180	198	90
Policy measures	(98)	(54)	(36)	(27)
Other parameter adjustments[2]	974	448	471	459
2014-15 MYFER net operating balance	(64)	3,078	3,120	3,011
Fiscal Balance
2014-15 Budget fiscal balance	(2,271)	862	508	883
Change in net operating balance	(252)	(110)	(414)	43
Other capital movements	(319)	(421)	122	(292)
2014-15 MYFER fiscal balance	(2,842)	331	216	634

Note:

1.    Numbers may not add due to rounding. Denotes impact on the operating and fiscal balances.

2.    Refers to adjustments largely of a non-policy nature, primarily changes in interest expenses, depreciation, growth funding, swaps, deferrals and administered revenue.

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Royalty revenue has been revised down across the forward estimates, reflecting a weaker outlook for coal prices, a delay in the commencement of LNG exports and a weaker outlook for LNG export prices, which are linked to the price of oil. These factors are partly offset by a decline in the Australian Dollar – US Dollar exchange rate.

Taxation revenue has been revised up in 2014-15, reflecting strength in the property market. However, from 2015-16 onwards this is more than offset by a weaker outlook for payroll tax, consistent with a more subdued outlook for employment and wages growth.

Tight spending control and lower interest expenses are partly offsetting the softening in revenue. Nevertheless, as shown in Chart 9, average revenue growth outpaces average expense growth across the forward estimates.

The return to fiscal surplus continues to be driven by the savings measures contained in the 2012-13 Budget. This is supported by the Government continuing to actively manage spending, with General Government expenses expected to grow by an average of 3.7% per annum from 2014-15 to 2017-18, compared with average expenses growth of 8.9% per annum in the decade to 2011-12.

Chart 9: General Government average revenue and expense growth rates, 2014-15 to 2017-18

Source: Queensland Treasury and Trade.

4.2	Expenses

Expenses in 2014-15 are expected to be $49.213 billion, $720 million (or 1.4%) lower than the Budget estimates.

Expenses over the period 2014-15 to 2017-18 are expected to be $2.034 billion less than expected at the 2014-15 Budget. This is due to a combination of factors, including the base effect of lower than estimated expenditure in 2013-14, tight spending control and lower estimates of interest expenses, reflecting both lower debt levels and interest rates.

The Government continues to ensure that expenses growth is contained. General Government expenses are forecast to grow by an average of 3.7% per annum for the four years 2014-15 to 2017-18, significantly less than the 8.9% of the decade to 2011-12.

For the four years 2014-15 to 2017-18, employee expenses are expected to grow by 3.8% per annum on average, after having fallen for the past two years.

4.3	Revenue

General Government revenue in 2014-15 is estimated to be $49.149 billion, $971 million less than the 2014-15 Budget estimate. This primarily reflects downward revisions to grants from the Australian Government due to the prepayment of NDRRA funding in 2013-14 and also coal royalties, associated with the weaker outlook for coal prices. Nevertheless, revenue is expected to grow by 5.2% in 2014-15, following growth of 11.9% in 2013-14. For the four years 2014-15 to 2017-18 revenue is estimated to grow by an average of 4.8% per annum.

For most of the previous decade, driven by strong conditions in the housing market and mining sector, Queensland enjoyed strong growth in key revenue sources, namely GST, taxation and mining royalties.

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Queensland Treasury and Trade

As shown in Chart 10, these key revenue sources are expected to grow by 6.4% in 2014-15 and average a similar rate in the four years 2014-15 to 2017-18, well below levels of growth during most of the last decade. Nevertheless, the growth in revenue is projected to be higher than the growth in population and inflation.

Chart 10: Growth in key revenues

Source: Queensland Treasury and Trade.

Royalties continue to be a very volatile source of revenue, with contract prices, the exchange rate, and trading partner demand being key drivers of royalty collections.

Coal export volumes have been slightly above forecasts so far in 2014-15, but this has been more than offset by coal prices continuing to be weaker than forecast. The weakness in prices has been sharper and more sustained than expected.

The estimated premium hard coking coal price in the 2014-15 Budget was US$142 per tonne in 2014-15, consistent with the Consensus Economics forecasts available at the time the Budget was finalised. However, the current contract prices have been settled around US$20 lower, reflecting a 14% decline in the price.

Recognising this weaker price outlook, there are downward revisions to coal royalties totalling $1.153 billion (10.2%) across the forward estimates, with the largest reductions in 2015-16 and 2016-17. There has also been a decline in the royalty estimates for LNG, most notably in 2014-15 and 2015-16 reflecting recently announced production delays and significant reductions in LNG export prices, which are linked to the price of oil.

Partly offsetting these factors, the depreciation of the Australian Dollar has been faster than expected, with the assumption for 2014-15 revised down from 91 cents in the 2014-15 Budget to 87 cents at MYFER, and 84 cents in the medium term.

Over the period 2014-15 to 2017-18, taxation revenue has been revised down by $372 million, largely due to a weaker outlook for payroll tax associated with the more subdued outlook for employment and wages growth forecasts. This has been partially offset by expected stronger transfer duty collections due to the additional strength in the residential property market, supported by large commercial transactions. Taxation revenue is now expected to grow at an average annual rate of 4.8% in the four years 2014-15 to 2017-18, down from 5.3% in the 2014-15 Budget.

Taxation and royalty projections for 2014-15 and the forward estimates are outlined in Table 18 with royalty assumptions provided in Table 19.

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4.4	Australian Government payments

The 2014-15 Commonwealth Budget, released on 13 May 2014, included increases in infrastructure funding to the states over the forward estimates. However, it also incorporated a number of revisions to funding agreements to states that were unilaterally determined by the Australian Government. The most significant changes are reduced indexation for public hospitals and schools funding, and the removal of the funding guarantees to public hospitals. The Commonwealth Budget also unilaterally terminated agreements not due to expire, most notably, the National Partnership Agreement on Certain Concessions for Pensioner Concession Card and Senior Card Holders.

These measures have significant implications for the structural positions of state budgets and the sustainability of longer term funding agreements. The unilateral termination of agreements placed states in the unsustainable position of having to intervene to moderate the impact of sudden funding reductions on vulnerable members of the community. This was the case for concession payments where the Queensland Government announced Queenslanders who benefit from concession payments would not suffer any payment reductions from the Commonwealth Budget cuts.

Following the federal election in September 2013, the Australian Government initiated a review of federal financial arrangements through the establishment of the National Commission of Audit and the white paper processes on federalism and tax reform. The measures in the 2014-15 Commonwealth Budget have heightened the need for states to be closely involved in the proposed reforms. Queensland is actively engaging in the white paper processes as they present an ideal opportunity to make real and lasting improvements to Commonwealth-state relations and address the key challenges facing the Australian Federation to strengthen productivity and economic growth.

The Commonwealth Grants Commission is currently conducting a review of the methodology for distributing GST revenue between the states, and is due to report by the end of February 2015. The 2015 Methodology Review aims to take into consideration the recommendations of the GST Distribution Review and major changes in federal financial relations that have occurred since the last methodology review, including National Health Reform, National Disability Insurance Scheme and potential impacts of national school funding reform. There is a risk that Queensland‘s share of GST revenue will be adversely impacted by the review.

4.5	National Disaster Relief and Recovery Arrangements

The timing of revenue and expenditure in relation to natural disasters has significantly impacted Queensland’s headline fiscal balance estimate and will continue to do so. A risk remains that the revenue and spending currently built into the forward estimates shown in Table 6 below, will ultimately occur in other years, changing the profile of the fiscal balance.

Table 6 outlines the impact of natural disaster arrangements on Queensland’s fiscal balance and calculates the underlying fiscal balance. The steady improvement in the underlying fiscal balance across the forward estimates is apparent in these figures.

Table 6: Impact of NDRRA funding on the fiscal balance[1]
	2014-15 MYFER $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Published fiscal balance	(2,842)	331	216	634

less Disaster revenue[2,3]	950	1,828	82	-

add Disaster expenditure	1,556	333	-	-

Underlying fiscal balance	(2,236)	(1,164)	134	634

Notes:

1.   Includes revenue and expenditure in relation to 2010-11 floods and Cyclone Yasi as well as prior events and more recent events.

2.   Revenue is expected in the financial year following the delivery of the works to which it relates.

3.   Excludes loans provided through the State, which are not treated as revenue.

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Queensland Treasury and Trade

4.6	Balance sheet

Non-financial Public sector

The NFPS is the consolidation of the General Government and Public Non-financial Corporations (i.e. commercial) sectors, with transactions between these sectors eliminated.

Borrowings of $77.553 billion are projected at 30 June 2015 in the NFPS, $2.403 billion less than the 2014-15 Budget estimate. By 2015-16, borrowings are expected to reach $78.241 billion, $2.378 billion less than the 2014-15 Budget estimate, and $11.597 billion less than the comparable figure published in the Interim Report of the Independent Commission of Audit. This reflects the improvements in the Budget position through the Government‘s disciplined fiscal strategy.

Chart 11: Comparison of borrowing in Non-financial Public sector1

Note:

1.	Independent Commission of Audit borrowing numbers have been adjusted to ensure comparability in relation to the treatment of the reclassification of
Queensland Treasury Holdings into the PNFC sector.

Source: Independent Commission of Audit Interim Report and Queensland Treasury and Trade.

Purchases of non-financial assets (capital spending) of $9.329 billion are expected in the NFPS sector in 2014-15, $72 million less than the 2014-15 Budget estimate.

The 2014-15 MYFER does not incorporate the cost of the proposed Bus and Train project beyond the costs of preparing the business case. The details of the project and associated cash flows are still to be determined, including how much would fall within the forward estimates, although previous assessments show most of the cost occurring in 2018-19 and 2019-20.

Further optimisation of the project is being undertaken and $1 billion is proposed to be allocated to the project through the Strong Choices Investment Program, which is subject to the government receiving a mandate for its asset transactions. A final business case is expected to be presented to Government in mid-2015. This will allow an assessment of the cash flows of the project and its impact on the forward estimates to be incorporated into the 2015-16 Budget.

General Government Sector

Borrowings in the General Government sector were $41.403 billion at 30 June 2014, $3.576 billion lower than forecast in the 2014-15 Budget. General Government borrowings are forecast at $45.801 billion at 30 June 2015, $2.340 billion less than forecast in the 2014-15 Budget. General Government borrowings are expected to rise slowly from 2014-15, and are forecast to reach $47.072 billion at 30 June 2018. Although the fiscal balance for 2014-15 to 2017-18 has deteriorated since the 2014-15 Budget, the lower level of debt at 30 June 2014 has resulted in borrowings being lower in each year of the forward estimates than the 2014-15 Budget estimates.

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4.7	Achievement of the Government’s fiscal principles

The Government’s fiscal consolidation efforts have allowed it to make significant progress in achieving its fiscal principles. Table 7 outlines the progress towards achieving the principles.

Table 7: The fiscal principles of the Queensland Government
Principle	Indicator
	Debt to Revenue Ratio
		2014-15 Budget per cent	2014-15 MYFER per cent
Stabilise then significantly reduce debt (Non-financial Public sector)	2013-14	146	135
	2014-15	141	140
	2015-16	134	132
	2016-17	130	129
	2017-18	128	126
	General Government Fiscal Balance
		2014-15 Budget ($ million)	2014-15 MYFER ($ million)
Achieve and maintain a General Government sector fiscal balance by 2014-15	2013-14	(6,083)	(2,581)
	2014-15	(2,271)	(2,842)
	2015-16	862	331
	2016-17	508	216
	2017-18	883	634
	Taxation revenue per capita, 2014-15
Maintain a competitive tax environment for business	Queensland:		$2,638
	Average of other states and territories:		$3,177
Target full funding of long term liabilities such as superannuation in accordance with actuarial advice	As at last actuarial review (released June 2014), accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every three years.

The debt to revenue ratio is expected to peak at 140% in 2014-15, and is expected to gradually improve as debt is projected to grow modestly and revenue continues to grow.

The profile of this ratio is heavily influenced by the timing of NDRRA revenue and expenditure, which impact both the revenue and debt aspects of the ratio. This is evident from the much lower than expected ratio in 2013-14, which was associated with the $1.5 billion prepayment.

The fiscal balance projections have deteriorated slightly since the 2014-15 Budget, partly driven by revisions to the timing of NDRRA flows and also significant revenue write-downs. Despite this, a surplus of $331 million is currently projected for 2015-16, the first fiscal surplus in a decade. Fiscal surpluses are projected in each year from 2015-16 to 2017-18.

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Queensland Treasury and Trade

5.	Uniform Presentation Framework and Loan Council allocation

5.1	Uniform Presentation Framework information

Table 8: General Government Sector Operating Statement [1]
		2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
	Revenue from Transactions
	Taxation revenue	12,455	12,598	12,990	13,613	14,273
	Grants revenue	24,043	22,916	25,399	25,429	25,808
	Sales of goods and services	5,187	5,308	5,468	5,544	5,693
	Interest income	2,429	2,457	2,528	2,592	2,656
	Dividend and income tax equivalent income	2,148	2,331	2,255	2,451	2,549
	Other revenue	3,859	3,539	4,312	4,880	5,291
	Total Revenue from Transactions	50,120	49,149	52,951	54,510	56,270

Less	Expenses from Transactions
	Employee expenses	18,585	18,610	19,436	20,038	20,698
	Superannuation expenses
	Superannuation interest cost	932	874	842	865	900
	Other superannuation expenses	2,364	2,417	2,499	2,513	2,506
	Other operating expenses	15,249	14,637	15,125	16,158	16,869
	Depreciation and amortisation	3,226	3,178	3,367	3,506	3,621
	Other interest expenses	2,379	2,288	2,286	2,266	2,291
	Grants expenses	7,198	7,209	6,317	6,044	6,373
	Total Expenses from Transactions	49,933	49,213	49,873	51,390	53,259
Equals	Net Operating Balance	188	(64)	3,078	3,120	3,011

Plus	Other economic flows - included in operating result	158	(148)	39	(156)	(155)

Equals	Operating Result	345	(212)	3,117	2,963	2,856

Plus	Other economic flows - other movements in equity	3,079	1,171	2,346	3,122	2,978

Equals	Comprehensive Result - Total Change In Net Worth	3,424	959	5,463	6,085	5,834

	KEY FISCAL AGGREGATES

	Net Operating Balance	188	(64)	3,078	3,120	3,011

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	5,972	5,903	6,089	5,768	5,496
	Less Sales of non-financial assets	292	314	273	219	247
	Less Depreciation	3,226	3,178	3,367	3,506	3,621
	Plus Change in inventories	(2)	(9)	(72)	(50)	(12)
	Plus Other movements in non-financial assets	6	377	370	909	760
	Equals Total Net Acquisition of Non-financial Assets	2,458	2,778	2,747	2,903	2,376

	Equals Fiscal Balance	(2,271)	(2,842)	331	216	634

Note: 1. Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review	15

Table 9: Public Non-financial Corporations Sector Operating Statement[1]
		2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
	Revenue from Transactions
	Grants revenue	989	990	872	875	874
	Sales of goods and services	10,164	10,043	10,210	10,871	11,438
	Interest income	86	132	119	86	85
	Dividend and income tax equivalent income	-	9	-	-	-
	Other revenue	292	221	321	387	367
	Total Revenue from Transactions	11,531	11,396	11,522	12,219	12,764

Less	Expenses from Transactions
	Employee expenses	1,705	1,713	1,732	1,766	1,820
	Superannuation expenses
	Other superannuation expenses	211	211	216	220	225
	Other operating expenses	3,188	2,937	2,992	3,169	3,216
	Depreciation and amortisation	2,255	2,318	2,406	2,489	2,605
	Other interest expenses	2,009	1,950	1,891	1,901	1,975
	Grants expenses	15	15	15	15	15
	Other property expenses	607	711	785	870	881
	Total Expenses from Transactions	9,990	9,854	10,037	10,430	10,738
Equals	Net Operating Balance	1,541	1,542	1,484	1,789	2,026

Plus	Other economic flows - included in operating result	(109)	(82)	2	(38)	(66)

Equals	Operating Result	1,433	1,460	1,486	1,752	1,960

Plus	Other economic flows - other movements in equity	(921)	(1,027)	(1,140)	(1,002)	(1,052)

Equals	Comprehensive Result - Total Change In Net Worth	512	433	346	749	907

	KEY FISCAL AGGREGATES

	Net Operating Balance	1,541	1,542	1,484	1,789	2,026

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	3,429	3,426	3,755	3,564	3,525
	Less Sales of non-financial assets	56	83	38	40	40
	Less Depreciation	2,255	2,318	2,406	2,489	2,605
	Plus Change in inventories	(14)	(27)	6	8	11
	Equals Total Net Acquisition of Non-financial Assets	1,104	998	1,316	1,044	890

	Equals Fiscal Balance	438	544	168	746	1,135

Note: 1. Numbers may not add due to rounding.

16

Queensland Treasury and Trade

Table 10: Non-financial Public Sector Operating Statement[1]
		2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
	Revenue from Transactions
	Taxation revenue	12,109	12,254	12,652	13,271	13,927
	Grants revenue	24,281	23,154	25,564	25,599	25,983
	Sales of goods and services	13,513	13,542	13,729	14,413	15,114
	Interest income	2,515	2,589	2,647	2,678	2,740
	Dividend and income tax equivalent income	123	119	72	82	94
	Other revenue	4,147	3,756	4,633	5,267	5,658
	Total Revenue from Transactions	56,687	55,413	59,298	61,310	63,515

Less	Expenses from Transactions
	Employee expenses	20,198	20,231	21,074	21,707	22,420
	Superannuation expenses
	Superannuation interest cost	932	874	842	865	900
	Other superannuation expenses	2,574	2,628	2,715	2,733	2,732
	Other operating expenses	16,589	15,754	16,162	17,316	18,058
	Depreciation and amortisation	5,480	5,496	5,774	5,995	6,227
	Other interest expenses	4,143	3,995	3,944	3,933	4,030
	Grants expenses	6,462	6,471	5,625	5,353	5,689
	Total Expenses from Transactions	56,379	55,449	56,136	57,903	60,056
Equals	Net Operating Balance	309	(36)	3,162	3,407	3,459

Plus	Other economic flows - included in operating result	(104)	(230)	(175)	(194)	(220)

Equals	Operating Result	205	(265)	2,987	3,213	3,239

Plus	Other economic flows - other movements in equity	3,223	1,224	2,476	2,872	2,595

Equals	Comprehensive Result - Total Change In Net Worth	3,428	959	5,463	6,085	5,834

	KEY FISCAL AGGREGATES

	Net Operating Balance	309	(36)	3,162	3,407	3,459

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets	9,401	9,329	9,844	9,332	9,021
	Less Sales of non-financial assets	348	397	311	259	287
	Less Depreciation	5,480	5,496	5,774	5,995	6,227
	Plus Change in inventories	(17)	(36)	(66)	(41)	(1)
	Plus Other movements in non-financial assets	6	377	370	909	760
	Equals Total Net Acquisition of Non-financial Assets	3,562	3,776	4,064	3,947	3,266

	Equals Fiscal Balance	(3,253)	(3,812)	(902)	(540)	193

Note: 1. Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review	17

Table 11: General Government Sector Balance Sheet[1]
	2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million

Assets
Financial Assets
Cash and deposits	1,056	1,256	1,124	1,093	1,034
Advances paid	878	956	1,111	1,245	1,348
Investments, loans and placements	35,810	36,213	37,127	38,036	38,855
Receivables	4,022	4,392	4,338	4,494	4,684
Equity
Investments in other public sector entities	25,029	26,854	27,201	27,950	28,857
Investments - other	167	160	160	160	160
Total Financial Assets	66,962	69,832	71,060	72,978	74,938

Non-financial Assets
Land and other fixed assets	190,033	177,910	181,576	185,333	188,649
Other non-financial assets	7,524	6,798	6,952	7,000	7,149
Total Non-financial Assets	197,556	184,708	188,528	192,332	195,799

Total Assets	264,518	254,539	259,589	265,311	270,737

Liabilities
Payables	3,405	3,164	3,280	3,318	3,379
Superannuation liability	23,641	25,794	24,763	23,283	22,022
Other employee benefits	5,611	5,499	5,518	5,751	5,982
Deposits held	-	1	1	1	1
Advances received	544	644	690	743	796
Borrowing	48,141	45,801	46,097	46,630	47,072
Other liabilities	4,085	3,415	3,557	3,817	3,884
Total Liabilities	85,428	84,318	83,904	83,542	83,134

Net Worth	179,091	170,222	175,684	181,769	187,603
Net Financial Worth	(18,466)	(14,486)	(12,844)	(10,563)	(8,196)
Net Financial Liabilities	43,495	41,340	40,045	38,513	37,053
Net Debt	10,942	8,021	7,426	6,999	6,630
Notes:
1. Numbers may not add due to rounding.

18

Queensland Treasury and Trade

Table 12: Public Non-financial Corporations Sector Balance Sheet[1]
	2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million

Assets
Financial Assets
Cash and deposits	1,143	1,328	1,021	1,103	1,197
Advances paid	41	41	33	26	18
Investments, loans and placements	91	310	278	268	267
Receivables	2,959	2,892	2,338	1,799	1,799
Equity
Investments - other	4	253	4	4	4
Total Financial Assets	4,238	4,824	3,675	3,200	3,285

Non-financial Assets
Land and other fixed assets	58,708	59,789	61,734	63,383	64,940
Other non-financial assets	2,504	1,604	1,688	1,633	1,586
Total Non-financial Assets	61,212	61,393	63,422	65,016	66,526

Total Assets	65,451	66,216	67,097	68,216	69,811

Liabilities
Payables	2,491	2,850	2,661	2,748	2,798
Superannuation liability	(61)	(148)	(141)	(135)	(135)
Other employee benefits	846	620	639	657	674
Deposits held	28	28	29	30	31
Advances received	8	8	8	7	6
Borrowing	31,814	31,752	32,144	32,210	32,720
Other liabilities	8,578	8,061	8,367	8,560	8,671
Total Liabilities	43,705	43,172	43,707	44,076	44,764

Net Worth	21,745	23,044	23,390	24,139	25,047
Net Financial Worth	(39,467)	(38,349)	(40,032)	(40,876)	(41,479)
Net Debt	30,575	30,110	30,848	30,850	31,275
Notes:
1. Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review	19

Table 13: Non-financial Public Sector Balance Sheet[1]
	2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million

Assets
Financial Assets
Cash and deposits	2,199	2,584	2,145	2,196	2,231
Advances paid	911	989	1,136	1,264	1,360
Investments, loans and placements	35,902	36,523	37,405	38,304	39,122
Receivables	4,868	5,133	4,703	4,260	4,357
Equity
Investments in other public sector entities	3,186	3,811	3,811	3,811	3,811
Investments - other	171	413	164	164	164
Total Financial Assets	47,237	49,453	49,365	49,999	51,046

Non-financial Assets
Land and other fixed assets	248,740	237,698	243,309	248,715	253,588
Other non-financial assets	956	1,003	1,058	945	921
Total Non-financial Assets	249,695	238,701	244,367	249,660	254,509

Total Assets	296,932	288,153	293,732	299,659	305,555

Liabilities
Payables	3,832	3,911	4,016	4,082	4,101
Superannuation liability	23,580	25,646	24,622	23,148	21,887
Other employee benefits	6,458	6,119	6,157	6,408	6,655
Deposits held	28	29	30	30	31
Advances received	544	644	689	743	796
Borrowing	79,956	77,553	78,241	78,840	79,792
Other liabilities	3,542	4,030	4,293	4,640	4,691
Total Liabilities	117,940	117,932	118,048	117,890	117,952

Net Worth	178,992	170,222	175,684	181,769	187,603
Net Financial Worth	(70,703)	(68,479)	(68,683)	(67,891)	(66,906)
Net Financial Liabilities	73,889	72,290	72,494	71,702	70,717
Net Debt	41,517	38,130	38,274	37,849	37,905
Notes: 1. Numbers may not add due to rounding.

20

Queensland Treasury and Trade

Table 14: General Government Sector Cash Flow Statement [1]
	2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Cash Receipts from Operating Activities
Taxes received	12,453	12,596	12,988	13,611	14,272
Grants and subsidies received	24,117	23,037	25,475	25,506	25,885
Sales of goods and services	5,435	5,540	5,605	5,740	5,901
Interest receipts	2,429	2,457	2,528	2,592	2,656
Dividends and income tax equivalents	1,887	2,026	2,505	2,339	2,441
Other receipts	4,929	4,572	5,138	5,716	6,140
Total Operating Receipts	51,251	50,227	54,238	55,504	57,294

Cash Payments for Operating Activities
Payments for employees	(21,579)	(21,379)	(22,877)	(23,409)	(24,232)
Payments for goods and services	(16,585)	(16,010)	(16,078)	(17,153)	(17,879)
Grants and subsidies	(7,019)	(7,047)	(6,248)	(5,980)	(6,308)
Interest paid	(2,378)	(2,287)	(2,286)	(2,266)	(2,291)
Other payments	(351)	(349)	(361)	(181)	(422)
Total Operating Payments	(47,912)	(47,072)	(47,851)	(48,990)	(51,132)

Net Cash Inflows from Operating Activities	3,338	3,155	6,388	6,513	6,162

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(5,972)	(5,903)	(6,089)	(5,768)	(5,496)
Sales of non-financial assets	292	314	273	219	247
Net Cash Flows from Investments in Non-financial Assets	(5,680)	(5,589)	(5,816)	(5,549)	(5,249)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	169	(17)	207	33	-

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(866)	(1,030)	(897)	(837)	(804)

Receipts from Financing Activities
Advances received (net)	(52)	(152)	(49)	(40)	(37)
Borrowing (net)	3,107	3,989	35	(150)	(131)
Net Cash Flows from Financing Activities	3,055	3,837	(14)	(190)	(168)

Net Increase/(Decrease) in Cash held	16	357	(132)	(30)	(59)

Net cash from operating activities	3,338	3,155	6,388	6,513	6,162
Net cash flows from investments in non-financial assets	(5,680)	(5,589)	(5,816)	(5,549)	(5,249)
Surplus/(Deficit)	(2,342)	(2,434)	571	964	913
Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(2,342)	(2,434)	571	964	913
Acquisitions under finance leases and similar arrangements	(14)	(371)	(195)	(729)	(580)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(2,356)	(2,804)	377	235	333
Note: 1. Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review	21

Table 15: Public Non-financial Corporations Sector Cash Flow Statement [1]
	2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	1,005	982	871	862	861
Sales of goods and services	10,839	10,942	11,704	12,570	12,621
Interest receipts	86	133	119	86	85
Dividends and income tax equivalents	-	9	-	-	-
Other receipts	375	300	471	404	374
Total Operating Receipts	12,305	12,365	13,166	13,921	13,942

Cash Payments for Operating Activities
Payments for employees	(1,905)	(1,998)	(1,922)	(1,962)	(2,029)
Payments for goods and services	(3,830)	(3,754)	(3,450)	(3,645)	(3,854)
Grants and subsidies	(13)	(12)	(14)	(14)	(14)
Interest paid	(1,897)	(1,821)	(1,785)	(1,893)	(1,987)
Other payments	(954)	(985)	(1,428)	(1,457)	(1,493)
Total Operating Payments	(8,599)	(8,569)	(8,599)	(8,971)	(9,377)

Net Cash Inflows from Operating Activities	3,706	3,796	4,567	4,950	4,565

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(3,429)	(3,426)	(3,755)	(3,564)	(3,525)
Sales of non-financial assets	56	83	38	40	40
Net Cash Flows from Investments in Non-financial Assets	(3,373)	(3,343)	(3,717)	(3,524)	(3,485)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	180	-	249	-	-

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	-	-	-	-	-

Receipts from Financing Activities
Advances received (net)	(1)	(1)	(1)	(1)	(1)
Borrowing (net)	716	651	319	91	518
Dividends paid	(1,293)	(1,364)	(1,518)	(1,403)	(1,505)
Deposits received (net)	2	2	1	1	1
Other financing (net)	(185)	17	(207)	(33)	-
Net Cash Flows from Financing Activities	(760)	(694)	(1,406)	(1,344)	(986)

Net Increase/(Decrease) in Cash held	(248)	(241)	(307)	82	94

Net cash from operating activities	3,706	3,796	4,567	4,950	4,565
Net cash flows from investments in non-financial assets	(3,373)	(3,343)	(3,717)	(3,524)	(3,485)
Dividends paid	(1,293)	(1,364)	(1,518)	(1,403)	(1,505)
Surplus/(Deficit)	(960)	(911)	(667)	23	(424)
Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(960)	(911)	(667)	23	(424)
Acquisitions under finance leases and similar arrangements	-	-	-	-	-
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(960)	(911)	(667)	23	(424)
Note: 1. Numbers may not add due to rounding.

22

Queensland Treasury and Trade

Table 16: Non-financial Public Sector Cash Flow Statement [1]
	2014-15 Budget $ million	2014-15 Revised $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Cash Receipts from Operating Activities
Taxes received	12,108	12,253	12,651	13,270	13,926
Grants and subsidies received	24,343	23,263	25,628	25,663	26,048
Sales of goods and services	14,237	14,474	15,168	16,114	16,312
Interest receipts	2,515	2,589	2,647	2,678	2,740
Dividends and income tax equivalents	217	249	118	76	86
Other receipts	5,299	4,867	5,609	6,119	6,515
Total Operating Receipts	58,719	57,695	61,823	63,921	65,628

Cash Payments for Operating Activities
Payments for employees	(23,392)	(23,284)	(24,705)	(25,275)	(26,162)
Payments for goods and services	(18,391)	(17,768)	(17,400)	(18,615)	(19,536)
Grants and subsidies	(6,252)	(6,304)	(5,544)	(5,290)	(5,624)
Interest paid	(4,032)	(3,866)	(3,838)	(3,926)	(4,042)
Other payments	(903)	(885)	(898)	(754)	(1,040)
Total Operating Payments	(52,969)	(52,107)	(52,385)	(53,860)	(56,404)

Net Cash Inflows from Operating Activities	5,751	5,587	9,437	10,061	9,223

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(9,401)	(9,329)	(9,844)	(9,332)	(9,021)
Sales of non-financial assets	348	397	311	259	287
Net Cash Flows from Investments in
Non-financial Assets	(9,053)	(8,931)	(9,533)	(9,074)	(8,734)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	174	-	249	-	-

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(866)	(1,030)	(897)	(837)	(804)

Receipts from Financing Activities
Advances received (net)	(53)	(153)	(50)	(41)	(37)
Borrowing (net)	3,823	4,640	354	(58)	387
Deposits received (net)	2	2	1	1	1
Other financing (net)	(10)	-	-	-	-
Net Cash Flows from Financing Activities	3,763	4,490	305	(99)	350

Net Increase/(Decrease) in Cash held	(232)	116	(439)	51	35

Net cash from operating activities	5,751	5,587	9,437	10,061	9,223
Net cash flows from investments in non-financial assets	(9,053)	(8,931)	(9,533)	(9,074)	(8,734)
Surplus/(Deficit)	(3,302)	(3,344)	(96)	987	489
Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(3,302)	(3,344)	(96)	987	489
Acquisitions under finance leases and similar arrangements	(14)	(371)	(195)	(729)	(580)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(3,316)	(3,715)	(290)	258	(91)
Note: 1. Numbers may not add due to rounding.

Mid Year Fiscal and Economic Review	23

5.2	Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 17: Loan Council Allocation[1]
		2014-15	2014-15
		Budget	Revised
		$ million	$ million
	General Government sector cash deficit	2,342	2,434
	PNFC sector cash deficit	960	911

	Non-Financial Public sector cash deficit	3,302	3,344
	Acquisitions under finance leases and similar arrangements	14	371

Equals	ABS GFS cash deficit	3,316	3,715
Less	Net cash flows from investments in financial assets for policy purposes	174	-
Plus	Memorandum Items[2]	1,029	873
	Loan Council Allocation	4,171	4,588
Notes: 1. Numbers may not add due to rounding. 2. Memorandum items include operating leases and local government borrowings.

24

Queensland Treasury and Trade

6.	Taxation and royalty revenue and assumptions

Table 18: Taxation and royalty revenue[1]
	2013-14	2014-15	2014-15	2015-16	2016-17	2017-18
	Actual	Budget	Revised	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Payroll tax	3,914	4,014	3,955	4,073	4,278	4,537
Transfer duty	2,403	2,653	2,883	2,919	3,067	3,183
Other duties	1,281	1,394	1,365	1,435	1,519	1,607
Gambling taxes and levies	1,044	1,084	1,081	1,122	1,164	1,209
Land tax	986	995	995	1,035	1,076	1,120
Motor vehicle registration	1,543	1,578	1,584	1,655	1,728	1,806
Other taxes	674	736	735	751	780	811
Total taxation revenue	11,845	12,455	12,598	12,990	13,613	14,273

Royalties
Coal	1,947	2,078	1,806	2,378	2,792	3,127
Petroleum and Gas	69	199	71	411	584	638
Other royalties	363	395	455	379	346	356
Land rents	158	174	174	180	186	192
Total royalties and land rents	2,537	2,846	2,506	3,348	3,909	4,313
Note: 1. Numbers may not add due to rounding.

Table 19: Royalty assumptions
	2014-15	2015-16	2016-17	2017-18
	Revised	Projection	Projection	Projection
Tonnages – Crown Export Coal[1] (Mt)	203	212	222	230
Exchange Rate US$ per A$[2]	0.87	0.84	0.84	0.84
Year Average Coal Prices3 (US$ per tonne)
Hard coking	124	140	150	156
Semi-soft	100	109	119	125
Thermal	81	80	84	89

Notes:

1.    Excludes coal produced for domestic consumption and coal where royalties are not paid to the government, i.e private royalties. 2014-15 estimate for domestic coal volume is approximately 24Mt and private coal is 10Mt.

2.    Year average.

3.    Represent the benchmark contract price for highest quality coal type. Prices are discounted to reflect prices for lower quality coal. Hard coking coal can be sold up to $16 below benchmark and thermal $9 below.

Mid Year Fiscal and Economic Review	25

7.	Key fiscal aggregates

Table 20: Key fiscal aggregates, 2007-08 to 2017-18
	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	MYFER	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
General Government

Total Revenue	31,430	37,008	39,729	41,957	45,794	41,755	46,734	49,149	52,951	54,510	56,270

Tax Revenue	9,546	8,877	9,375	9,975	10,608	10,937	11,845	12,598	12,990	13,613	14,273

Total Expenses	32,989	36,974	39,785	43,473	46,027	46,313	46,115	49,213	49,873	51,390	53,259

Employee Expenses	13,171	14,305	15,566	16,820	18,250	18,130	17,817	18,610	19,436	20,038	20,698

Net Operating Balance	(1,559)	35	(56)	(1,516)	(233)	(4,558)	619	(64)	3,078	3,120	3,011

Capital Purchases	5,716	6,960	8,767	8,237	7,930	7,001	6,322	5,903	6,089	5,768	5,496

Net Capital Purchases	3,668	4,434	6,494	5,573	5,249	3,389	3,200	2,778	2,747	2,903	2,376

Fiscal Balance	(5,226)	(4,399)	(6,550)	(7,089)	(5,482)	(7,947)	(2,581)	(2,842)	331	216	634

Borrowings	6,328	10,278	15,916	25,089	29,513	37,879	41,403	45,801	46,097	46,630	47,072

Non-financial Public sector

Total Revenue	38,363	43,659	47,882	48,984	52,300	49,175	54,008	55,413	59,298	61,310	63,515

Capital Purchases	13,865	15,265	14,818	13,344	11,939	10,719	9,312	9,329	9,844	9,332	9,021

Borrowings	30,925	42,645	51,697	52,618	61,521	69,031	72,716	77,553	78,241	78,840	79,792

26

Queensland Treasury and Trade

8.	Key fiscal indicators

Table 21: Key fiscal indicators, 2007-08 to 2017-18
	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	MYFER	Projection	Projection	Projection
	%	%	%	%	%	%	%	%	%	%	%
General Government

Revenue/GSP	13.6	14.3	15.8	15.6	16.1	14.5	15.8	15.8	15.7	15.2	14.7

Tax/GSP	4.1	3.4	3.7	3.7	3.7	3.8	4.0	4.0	3.8	3.8	3.7

Expenses/GSP	14.3	14.3	15.8	16.2	16.2	16.1	15.6	15.8	14.8	14.3	14.0

Employee Expenses/GSP	5.7	5.5	6.2	6.3	6.4	6.3	6.0	6.0	5.8	5.6	5.4

Net Operating Balance/GSP	(0.7)	0.0	(0.0)	(0.6)	(0.1)	(1.6)	0.2	(0.0)	0.9	0.9	0.8

Capital Purchases/GSP	2.5	2.7	3.5	3.1	2.8	2.4	2.1	1.9	1.8	1.6	1.4

Fiscal Balance/GSP	(2.3)	(1.7)	(2.6)	(2.6)	(1.9)	(2.8)	(0.9)	(0.9)	0.1	0.1	0.2

Borrowings/GSP	2.7	4.0	6.3	9.4	10.4	13.1	14.0	14.7	13.7	13.0	12.3

Borrowings/Revenue	20.1	27.8	40.1	59.8	64.4	90.7	88.6	93.2	87.1	85.5	83.7

Revenue Growth	(1.7)	17.7	7.4	5.6	9.1	(8.8)	11.9	5.2	7.7	2.9	3.2

Tax Growth	12.5	(7.0)	5.6	6.4	6.3	3.1	8.3	6.4	3.1	4.8	4.9

Expenses Growth	9.5	12.1	7.6	9.3	5.9	0.6	(0.4)	6.7	1.3	3.0	3.6

Employee Expenses Growth	12.3	8.6	8.8	8.1	8.5	(0.7)	(1.7)	4.5	4.4	3.1	3.3

Non-financial Public sector

Capital Purchases/GSP	6.0	5.9	5.9	5.0	4.2	3.7	3.1	3.0	2.9	2.6	2.4

Borrowings/GSP	13.4	16.5	20.6	19.6	21.6	23.9	24.5	24.9	23.2	21.9	20.9

Borrowings/Revenue	80.6	97.7	108.0	107.4	117.6	140.4	134.6	140.0	131.9	128.6	125.6

Net Financial Liabilities/Revenue	75.4	97.6	112.5	102.2	115.5	131.9	125.9	130.5	122.3	116.9	111.3

Mid Year Fiscal and Economic Review	27